Second quarter operations review

Rio Tinto releases second quarter production results

18 July 2017

Rio Tinto chief executive J-S Jacques said “This was a solid quarter for production, including record output at our bauxite operations. Iron ore production was in line with last year, although iron ore shipments were impacted by an acceleration in our rail maintenance programme following poor weather in the first quarter. We believe our focus on capital discipline, maximising cash flow from operations, driving productivity and portfolio shaping will continue to support the delivery of strong cash generation and shareholder returns.”

		Q2 2017	vs Q2 2016	vs Q1 2017	H1 2017	vs H1 2016
Pilbara iron ore shipments (100% basis)	Mt	77.7	-6%	+1%	154.3	-3%
Pilbara iron ore production (100% basis)	Mt	79.8	-1%	+3%	157.0	-2%
Bauxite	kt	12,865	+7%	+14%	24,167	+4%
Aluminium	kt	888	-1%	+0%	1,777	-0%
Mined copper	kt	124.7	-6%	+48%	208.9	-21%
Hard coking coal	kt	1,555	-14%	-2%	3,138	-17%
Semi-soft and thermal coal	kt	5,570	+7%	+7%	10,751	+5%
Titanium dioxide slag	kt	316	+34%	-5%	647	+34%
IOC iron ore pellets and concentrate	Mt	2.7	+4%	+4%	5.3	+5%

Highlights

  Pilbara iron ore shipments were 77.7 million tonnes in the second quarter (100 per cent basis). Shipments were impacted by accelerated rail track maintenance.

  Iron ore shipments guidance for 2017 is around 330 million tonnes (previously 330 to 340 million tonnes). This takes into consideration first half production and further rail maintenance in the second half to improve track conditions.

  Record quarterly bauxite production of 12.9 million tonnes was seven per cent higher than the corresponding quarter of 2016, driven by strong production at Weipa and Gove. Third party shipments of 8.0 million tonnes were achieved in the second quarter.

  Mined copper production recovered compared to the previous quarter, however was six per cent lower than the second quarter of 2016 as Escondida continued to ramp up following a labour strike.

  Titanium dioxide slag production increased by 34 per cent compared to the second quarter of 2016, reflecting higher market demand.

  On 26 June 2017, Rio Tinto confirmed Yancoal Australia as its preferred buyer of Coal & Allied, after an improved offer from Yancoal of $2.69 billion. Rio Tinto shareholders have since approved the sale. The sale is expected to complete in the third quarter of 2017.

All figures in this report are unaudited. All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2016 have been excluded from Rio Tinto share of production data but assets sold in 2017 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2017	vs Q2 2016	vs Q1 2017	H1 2017	vs H1 2016
Pilbara Blend Lump	19.8	+6%	+3%	39.0	+4%
Pilbara Blend Fines	28.0	-3%	+4%	55.1	-4%
Robe Valley Lump	1.5	+1%	+0%	2.9	-3%
Robe Valley Fines	2.2	-20%	-6%	4.6	-19%
Yandicoogina Fines (HIY)	13.5	-8%	-1%	27.1	-3%
Total Pilbara production	65.0			128.7

Pilbara operations

Pilbara operations produced 157.0 million tonnes (Rio Tinto share 128.7 million tonnes) in the first half of 2017, two per cent lower than the same period of 2016 reflecting adverse weather conditions in the first quarter. Second quarter production of 79.8 million tonnes (Rio Tinto share 65.0 million tonnes) was slightly lower than the same quarter of 2016 and three per cent higher than the first quarter due to fewer weather impacts.

First half sales of 154.3 million tonnes (Rio Tinto share 127.2 million tonnes) were three per cent lower than the same period of 2016 due to weather impacts in the first quarter and accelerated rail maintenance activity in the second quarter. Second quarter sales of 77.7 million tonnes (Rio Tinto share 64.0 million tonnes) were six per cent lower than the same period of last year, also reflecting the rail maintenance.

Further rail maintenance will continue throughout the remainder of 2017, albeit at a lower level than in the second quarter. The expenditure, a portion of which is capital, is included within the Group’s existing guidance.

Approximately 19 per cent of sales in the quarter were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Approximately 64 per cent of sales in the quarter were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in the first half of 2017 was $62.4 per wet metric tonne on an FOB basis (equivalent to $67.8 per dry metric tonne).  In 2016, the full year price achieved was $49.3 per wet metric tonne (equivalent to $53.6 per dry metric tonne).

Pilbara projects

At the Silvergrass project, earthworks for the plant have been completed and installation of the conveyor is underway. Full commissioning remains on target for the fourth quarter of this year.

The automation of the Pilbara train system (AutohaulTM) is continuing to progress well, with around 20 per cent of all train kilometres now completed in autonomous mode, but with drivers on-board managing the remaining safety and reliability systems. Improvements to system performance continue and the project is on schedule to be completed by the end of 2018.

2017 guidance

Rio Tinto’s expected Pilbara shipments in 2017, subject to weather, are around 330 million tonnes (previously between 330 and 340 million tonnes) on a 100 per cent basis.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q2 2017	vs Q2 2016	vs Q1 2017	H1 2017	vs H1 2016
Rio Tinto Aluminium
Bauxite	12,865	+7%	+14%	24,167	+4%
Alumina	2,024	-2%	-1%	4,070	-1%
Aluminium	888	-1%	0%	1,777	0%

Production from Lochaber in 2016 has been excluded from the comparable percentages above.

Bauxite

Bauxite production of 12.9 million tonnes was seven per cent higher than the second quarter of 2016 following record quarterly production at both Gove and Weipa. Gove production was 27 per cent higher than the second quarter of 2016 due to continued de-bottlenecking of capacity, whilst production at Weipa was three per cent higher. Production was 14 per cent higher than the first quarter of 2017 following recovery from severe weather conditions at Weipa, continued de-bottlenecking of capacity at Gove and strong performances at Porto Trombetas and Sangaredi.

The production performance enabled the Group to reach a second quarter and first half shipment record, with 8.0 million tonnes shipped to third parties in the second quarter of 2017, 12 per cent higher than the corresponding quarter of 2016.

Amrun

The Amrun project is advancing to plan in both engineering and construction. Key construction activities have commenced, including piling for the jetty and wharf, whilst fabrication of the process plant and balanced machines is progressing well. The project remains on schedule for first shipment in the first half of 2019.

Alumina

Alumina production for the quarter was slightly lower than the corresponding period in 2016. A strong performance at Vaudreuil was offset by reduced production at the Yarwun and Queensland Alumina refineries due to weather conditions and timing of major maintenance.

Aluminium

Quarterly aluminium production was one per cent lower than the second quarter of last year. Strong production was achieved across most smelters, offset by the production curtailment at the Boyne Island smelter in Australia due to high power prices in Queensland in the first half of 2017.

2017 guidance

Rio Tinto’s share of production in 2017 is unchanged at 48 to 50 million tonnes of bauxite, 8.0 to 8.2 million tonnes of alumina and 3.5 to 3.7 million tonnes of aluminium.

COPPER & DIAMONDS

Rio Tinto share of production (‘000 tonnes)

	Q2 2017	vs Q2 2016	vs Q1 2017	H1 2017	vs H1 2016
Mined copper
Rio Tinto Kennecott	44.0	+18%	-1%	88.2	+24%
Escondida	68.3	-12%	+152%	95.5	-39%
Grasberg	0.0	N/A	N/A	0.0	N/A
Oyu Tolgoi	12.5	-28%	-2%	25.2	-31%

Refined copper
Rio Tinto Kennecott	20.3	-17%	-32%	50.1	-1%
Escondida	18.8	-26%	+131%	27.0	-47%

Diamonds (‘000 carats)
Argyle	3,216	-8%	+7%	6,232	-9%
Diavik	1,119	+18%	-2%	2,255	+8%

Rio Tinto Kennecott

Mined copper production in the second quarter of 2017 was 18 per cent higher than the corresponding period of 2016, due to increased mining in the East Wall ore body. Refined copper production of 20.3 thousand tonnes was 17 per cent lower than the second quarter of 2016, reflecting a planned 27-day smelter shutdown which occurred during May.

Kennecott tolls third party concentrate to optimise smelter utilisation, however no concentrate was received in the second quarter of 2017 due to the planned smelter shutdown. Tolled copper concentrate is excluded from reported production figures.

The pushback of the south wall progressed during the quarter.

Escondida

Mined and refined copper production at Escondida continued to ramp up in the second quarter following the labour union strike that occurred in the first quarter. As a result, mined copper (down 12 per cent) and refined copper (down 26 per cent) were lower than the corresponding quarter of 2016. Operations have now returned to normal production levels. As a consequence of the strike action, the commissioning of the Los Colorados Extension has been delayed, which is expected to impact Rio Tinto’s share of production in the second half of 2017.

Oyu Tolgoi

Mined copper production for the quarter was, as anticipated, significantly lower than the same period in 2016 due to lower head grades and the drawdown of stockpiles.

Oyu Tolgoi Underground Project

Contractor mobilisation has continued to ramp up, with a workforce of over 2,650 on site, 85 per cent of whom are Mongolian nationals. Construction of key underground facilities is on schedule, with commissioning in progress and underground mine development advancing. The accommodation camp, conveyor to surface decline, sinking of shaft #2 and shaft #5 continue to progress. Construction of the first draw-bell is still expected in mid-2020.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to the cash flow associated with 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998.

On 12 January 2017, the Government of Indonesia issued new mining regulations to address exports of unrefined metals, including copper concentrates, and other matters related to the mining sector. These regulations impact PT Freeport Indonesia’s (‘PT-FI’) operating rights, including its right to continue to export concentrate without restriction, and, as a result, may have a significant impact on Rio Tinto’s share of production in 2017. Rio Tinto's full participation beyond 2021 is likely to be delayed due to the application of force majeure provisions in the joint venture agreement between Rio Tinto and PT-FI.

In April 2017, Freeport reached agreement with the Indonesian government to resume concentrate exports (which had been suspended) for a six-month period expiring in October 2017. During this period, Freeport will continue to negotiate the new operating licenses and investment stability agreement. Discussions are continuing between Freeport and the Indonesian government to reach a mutually satisfactory longer-term agreement.

Rio Tinto is reporting its metal share for the second quarter as zero.

Provisional pricing

At 30 June 2017, the Group had an estimated 205 million pounds of copper sales that were provisionally priced at US 262 cents per pound. The final price of these sales will be determined during the second half of 2017. This compared with 235 million pounds of open shipments at 31 December 2016, provisionally priced at US 250 cents per pound.

Diamonds

At Argyle, second quarter carat production was eight per cent lower than the second quarter of 2016 due to lower ore volumes processed following wet weather and additional maintenance required in the second quarter of this year.

At Diavik, carats recovered in the second quarter of 2017 were 18 per cent higher than the corresponding period in 2016 due to both higher processed volumes and higher recovered grades. Development of the A21 pipe remains on schedule.

2017 guidance

In 2017, Rio Tinto’s expected share of mined copper production remains unchanged at between 500 and 550 thousand tonnes. Refined copper production guidance also remains unchanged at 185 to 225 thousand tonnes.

Diamond production guidance for 2017 remains unchanged at 19 to 24 million carats.

ENERGY & MINERALS

Rio Tinto share of production

	Q2 2017	vs Q2 2016	vs Q1 2017	H1 2017	vs H1 2016
Coal
Hard coking coal	1,555	-14%	-2%	3,138	-17%
Semi-soft coking coal	616	-31%	-36%	1,575	-24%
Thermal coal	4,954	+15%	+17%	9,176	+13%

Iron ore pellets and concentrate (million tonnes)
IOC	2.7	+4%	+4%	5.3	+5%

Minerals (‘000 tonnes)
Borates – B2O3 content	133	+8%	+9%	256	+2%
Salt	1,476	+32%	+73%	2,327	-9%
Titanium dioxide slag	316	+34%	-5%	647	+34%

Uranium (‘000 lbs)
Energy Resources of Australia	678	-8%	-25%	1,577	-3%
Rössing	860	+23%	+28%	1,534	+10%

Production from Bengalla in 2016 has been excluded from the comparable percentages above.

Coal

Hard coking coal production in the quarter was 14 per cent below the second quarter of 2016 due to the impact of Cyclone Debbie on Hail Creek, where pit access was restricted by water.

Second quarter semi-soft coking coal production was 31 per cent lower than the same quarter of 2016, reflecting mine production sequencing changes at Hunter Valley Operations and Mount Thorley Warkworth following lower market demand for semi-soft coking coal.

Thermal coal production was 15 per cent higher than the same quarter of 2016, due to mine sequencing at Hunter Valley Operations as well as an increased focus on thermal coal production at Hail Creek as a result of Cyclone Debbie.

On 26 June 2017, Rio Tinto confirmed Yancoal Australia as its preferred buyer of Coal & Allied, given its level of completion certainty and a further improved offer of $2.69 billion. The transaction was approved by Rio Tinto shareholders at general meetings of Rio Tinto plc and Rio Tinto Limited on 27 and 29 June 2017, respectively. The assets are being treated as held for sale from 1 February 2017, from which time no depreciation or amortisation is being recorded. The transaction is expected to complete in the third quarter of 2017.

Iron Ore Company of Canada (IOC)

IOC pellet production of 2.4 million tonnes (Rio Tinto share 1.4 million tonnes) in the second quarter was marginally higher than the same quarter of 2016, with pellet demand continuing to be strong and product mix being optimised to meet customer demand. Concentrate production for sale of 2.2 million tonnes (Rio Tinto share 1.3 million tonnes) was eight per cent higher than the second quarter of 2016.

Borates

Borates production in the quarter was eight per cent higher than the second quarter of 2016, with production aligned to market demand.

Iron and Titanium (RTIT)

Titanium dioxide slag production in the second quarter was 34 per cent higher than the corresponding quarter in 2016, reflecting higher market demand. The rebuild of a furnace at Rio Tinto Fer et Titane (RTFT) leaves only one of nine furnaces at RTFT idle, along with one of four furnaces at Richards Bay Minerals. RTFT expects to operate eight furnaces for the remainder of the year, compared with seven in 2016.

Salt

Salt production in the second quarter was 32 per cent higher than the same period in 2016, with production increased to make up for the significant weather impacts in the first quarter.

Uranium

Energy Resources of Australia continues to process existing stockpiles. Second quarter production in 2017 was eight per cent lower than the corresponding period in 2016.

Production at Rössing was 23 per cent higher than the second quarter in 2016 due to higher grades.

2017 guidance

Guidance for Rio Tinto’s expected share of 2017 production for hard coking coal is revised to 7.2 to 7.8 million tonnes (previously 7.8 to 8.4 million tonnes) due to the impact of Cyclone Debbie. Otherwise, guidance for Rio Tinto’s expected share of 2017 production is unchanged at 3.3 to 3.9 million tonnes of semi-soft coking coal, 17 to 18 million tonnes of thermal coal, 11.4 to 12.4 million tonnes of iron ore pellets and concentrates, 0.5 million tonnes of boric oxide equivalent production, 1.2 to 1.3 million tonnes of titanium dioxide slag, and 6.5 to 7.5 million pounds of uranium. Coal guidance may be adjusted depending on the timing of the completion of the Coal & Allied transaction.

CORPORATE

Rio Tinto successfully completed a bond buy-back programme launched in May, reducing gross debt by $2.5 billion (nominal value). The early redemption costs will decrease first half earnings by approximately $180 million and cash flow from operating activities by approximately $260 million.  These reductions will be offset by savings in future periods.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2017 was $175 million, compared with $267 million in the first half of 2016. Approximately 50 per cent of this expenditure was incurred by central exploration, 29 per cent by Copper & Diamonds, 11 per cent by Energy & Minerals and the remainder by Iron Ore and Aluminium.

There were no significant divestments of central exploration properties in the second quarter of 2017.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 15 countries across some eight commodities. The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Chile, Kazakhstan, Mongolia, Papa New Guinea, Peru, Serbia, United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the quarter is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa, Brazil	Australia, Laos
Copper & Diamonds	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US Diamonds: Fort a la Corne, Canada	Copper: Australia, Botswana, Chile, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, US, Zambia Nickel: Australia, Canada Diamonds: Canada
Energy & Minerals	Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Potash: KP405, Canada	Uranium: Canada Heavy Minerals: Madimba, Tanzania
Iron Ore	Pilbara, Australia	Pilbara, Australia

Forward-looking statements

This announcement may include "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s production forecast or guidance, financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to”, “assumes” or similar expressions, commonly identify such forward looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements. Such forward-looking statements could be influenced by such risk factors as identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Half Year		% Change
		2016 Q2	2017 Q1	2017 Q2	2016 H1	2017 H1	Q2 17 vs Q2 16	Q2 17 vs Q1 17	H1 17 vs H1 16
Principal Commodities
Alumina	('000 t)	2,067	2,047	2,024	4,107	4,070	-2%	-1%	-1%
Aluminium	('000 t)	899	889	888	1,773	1,777	-1%	0%	0%
Bauxite	('000 t)	12,073	11,303	12,865	23,160	24,167	7%	14%	4%
Borates	('000 t)	123	123	133	250	256	8%	9%	2%
Coal - hard coking	('000 t)	1,798	1,583	1,555	3,780	3,138	-14%	-2%	-17%
Coal - semi-soft coking	('000 t)	893	959	616	2,067	1,575	-31%	-36%	-24%
Coal - thermal	('000 t)	4,323	4,222	4,954	8,128	9,176	15%	17%	13%
Copper - mined	('000 t)	132.2	84.2	124.7	265.1	208.9	-6%	48%	-21%
Copper - refined	('000 t)	50.2	38.0	39.1	101.4	77.1	-22%	3%	-24%
Diamonds	('000 cts)	4,436	4,152	4,335	8,959	8,487	-2%	4%	-5%
Iron Ore	('000 t)	68,886	66,226	67,699	136,257	133,925	-2%	2%	-2%
Titanium dioxide slag	('000 t)	236	332	316	481	647	34%	-5%	34%
Uranium	('000 lbs)	1,439	1,573	1,538	3,020	3,111	7%	-2%	3%
Other Metals & Minerals
Gold - mined	('000 oz)	62.4	65.8	72.5	146.1	138.3	16%	10%	-5%
Gold - refined	('000 oz)	35.3	51.1	43.0	65.1	94.2	22%	-16%	45%
Molybdenum	('000 t)	0.2	0.9	0.8	0.3	1.6	337%	-12%	460%
Salt	('000 t)	1,117	852	1,476	2,555	2,327	32%	73%	-9%
Silver - mined	('000 oz)	1,022	946	1,118	1,960	2,064	9%	18%	5%
Silver - refined	('000 oz)	587	402	729	935	1,131	24%	82%	21%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	353	355	367	367	365	730	732
Jonquière (Vaudreuil) specialty Alumina plant	100%	29	29	31	31	32	54	63
Queensland Alumina	80%	769	758	789	739	756	1,531	1,496
São Luis (Alumar)	10%	93	92	96	89	93	183	183
Yarwun	100%	823	747	821	819	778	1,608	1,597
Rio Tinto total alumina production		2,067	1,981	2,104	2,047	2,024	4,107	4,070

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	45	46	47	45	47	89	91
Australia - Boyne Island	59%	86	87	87	80	73	172	154
Australia - Tomago	52%	76	77	77	75	76	150	151
Canada - six wholly owned	100%	398	404	405	394	397	773	791
Canada - Alouette (Sept-Îles)	40%	61	61	61	60	60	122	119
Canada - Bécancour	25%	27	29	28	28	26	55	55
France - Dunkerque	100%	69	71	71	70	71	138	141
Iceland - ISAL (Reykjavik)	100%	52	51	52	52	53	101	104
New Zealand - Tiwai Point	79%	67	68	68	66	67	133	133
Oman - Sohar	20%	19	19	19	19	19	39	38
Rio Tinto total aluminium production		899	911	915	889	888	1,773	1,777

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	2,186	2,521	2,169	2,388	2,780	4,400	5,168
PortoTrombetas	12%	470	533	516	357	489	927	845
Sangaredi	(b)	1,857	1,726	1,735	1,665	1,791	3,749	3,455
Weipa	100%	7,560	7,642	7,700	6,893	7,805	14,084	14,699
Rio Tinto total bauxite production		12,073	12,422	12,120	11,303	12,865	23,160	24,167

Rio Tinto share of production

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Borates - borates	100%	123	132	121	123	133	250	256

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (c)	82%	1,202	1,248	1,205	930	822	2,425	1,752
Kestrel Coal (c)	80%	596	926	981	653	733	1,354	1,386
Rio Tinto total hard coking coal production		1,798	2,175	2,187	1,583	1,555	3,780	3,138

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (d)	68%	440	842	581	541	192	1,117	733
Mount Thorley (d)	80%	331	150	283	269	311	694	581
Warkworth (d)	56%	121	75	106	149	112	256	261
Rio Tinto total semi-soft coking coal production		893	1,066	969	959	616	2,067	1,575

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (c)	82%	661	787	746	874	881	1,555	1,754
Hunter Valley (d)	68%	2,098	1,596	1,724	1,927	2,393	3,462	4,320
Kestrel Coal (c)	80%	96	225	217	127	141	235	268
Mount Thorley (d)	80%	252	606	828	450	597	801	1,047
Warkworth (d)	56%	1,216	1,131	739	845	943	2,074	1,787
Rio Tinto total thermal coal production		4,323	4,346	4,254	4,222	4,954	8,128	9,176

Rio Tinto share of production

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	37.2	36.2	45.1	44.3	44.0	71.4	88.2
Escondida	30%	77.7	72.6	73.4	27.2	68.3	157.1	95.5
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Oyu Tolgoi (f)	34%	17.3	15.6	15.2	12.8	12.5	36.6	25.2
Rio Tinto total mine production		132.2	124.4	133.8	84.2	124.7	265.1	208.9
Refined production ('000 tonnes)
Escondida	30%	25.6	21.2	21.5	8.2	18.8	51.0	27.0
Rio Tinto Kennecott	100%	24.6	39.1	67.0	29.8	20.3	50.4	50.1
Rio Tinto total refined production		50.2	60.2	88.4	38.0	39.1	101.4	77.1

DIAMONDS
Production ('000 carats)
Argyle	100%	3,489	3,493	3,584	3,016	3,216	6,880	6,232
Diavik	60%	948	927	989	1,136	1,119	2,078	2,255
Rio Tinto total diamond production		4,436	4,420	4,574	4,152	4,335	8,959	8,487

GOLD
Mine production ('000 ounces) (a)
Bingham Canyon	100%	28.3	41.5	57.2	54.1	54.3	54.5	108.4
Escondida	30%	10.8	8.3	11.3	3.4	10.2	20.2	13.6
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Oyu Tolgoi (f)	34%	23.3	12.5	16.6	8.3	8.0	71.4	16.3
Rio Tinto total mine production		62.4	62.3	85.1	65.8	72.5	146.1	138.3
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	35.3	29.7	40.6	51.1	43.0	65.1	94.2

Rio Tinto share of production

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(g)	50,284	52,302	54,848	48,664	48,674	98,753	97,338
Hamersley - Channar	60%	1,432	1,764	1,119	1,635	1,903	2,955	3,538
Hope Downs	50%	5,924	5,888	5,794	5,218	6,287	11,823	11,505
Iron Ore Company of Canada	59%	2,573	2,925	2,743	2,579	2,683	4,993	5,262
Robe River - Pannawonica (Mesas J and A)	53%	4,221	4,208	4,493	3,809	3,676	8,671	7,486
Robe River - West Angelas	53%	4,452	4,344	4,636	4,322	4,475	9,063	8,797
Rio Tinto iron ore production ('000 tonnes)		68,886	71,431	73,633	66,226	67,699	136,257	133,925
Breakdown of Production:
Pilbara Blend Lump		18,628	19,957	20,443	19,207	19,780	37,360	38,987
Pilbara Blend Fines		28,823	29,591	30,795	27,026	28,049	57,174	55,074
Robe Valley Lump		1,440	1,484	1,625	1,453	1,459	3,013	2,912
Robe Valley Fines		2,781	2,725	2,868	2,357	2,217	5,657	4,574
Yandicoogina Fines (HIY)		14,640	14,750	15,159	13,605	13,512	28,059	27,116
Pilbara iron ore production ('000 tonnes)		66,313	68,506	70,890	63,647	65,016	131,265	128,663
IOC Concentrate		1,207	1,334	1,124	1,109	1,299	2,449	2,408
IOC Pellets		1,366	1,591	1,618	1,470	1,384	2,544	2,854
IOC iron ore production ('000 tonnes)		2,573	2,925	2,743	2,579	2,683	4,993	5,262
Breakdown of Sales:
Pilbara Blend Lump		17,552	17,014	18,071	16,033	18,218	32,844	34,251
Pilbara Blend Fines		31,025	30,132	34,842	30,497	28,779	61,547	59,276
Robe Valley Lump		1,276	1,346	1,502	1,176	1,262	2,548	2,438
Robe Valley Fines		2,927	3,069	3,053	2,373	2,370	5,820	4,743
Yandicoogina Fines (HIY)		14,553	15,008	14,969	13,120	13,371	27,086	26,491
Pilbara iron ore sales ('000 tonnes)		67,333	66,569	72,437	63,199	64,000	129,845	127,199
IOC Concentrate		1,261	1,281	1,148	1,193	939	2,470	2,132
IOC Pellets		1,413	1,516	1,764	1,415	1,489	2,582	2,904
IOC Iron ore sales ('000 tonnes)		2,674	2,797	2,912	2,608	2,428	5,052	5,036
Rio Tinto iron ore sales ('000 tonnes)		70,007	69,366	75,350	65,806	66,428	134,897	132,234

Rio Tinto share of production

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	0.2	0.8	1.8	0.9	0.8	0.3	1.6

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,117	1,240	1,386	852	1,476	2,555	2,327

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	329	522	751	711	669	671	1,380
Escondida	30%	562	369	397	163	370	1,026	533
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (f)	34%	131	121	91	72	79	264	151
Rio Tinto total mine production		1,022	1,011	1,239	946	1,118	1,960	2,064
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	587	415	465	402	729	935	1,131

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	236	267	300	332	316	481	647

URANIUM
Production ('000 lbs U3O8) (i)
Energy Resources of Australia	68%	738	1,004	908	900	678	1,631	1,577
Rössing	69%	702	628	781	673	860	1,389	1,534
Rio Tinto total uranium production		1,439	1,633	1,690	1,573	1,538	3,020	3,111

Production data notes:

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) On 24 January 2017, Rio Tinto announced a binding agreement to sell Coal & Allied, a wholly owned subsidiary of Rio Tinto Coal Australia (RTCA). This includes Coal & Allied's 67.6% interest in the Hunter Valley Operations mine, 80% interest in the Mount Thorley mine and 55.6% interest in the Warkworth mine. In an earlier restructuring of the Coal & Allied group completed on 3 February 2016, Rio Tinto had obtained 100% of Coal & Allied and retained a 67.6% interest in the newly created Hunter Valley Operations joint venture. Prior to restructuring, Rio Tinto's interest in the Hunter Valley Operations, Mt Thorley and Warkworth mines was 80%, 64% and 44.46% respectively.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(g) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(h) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(i) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 30 June 2017.

Rio Tinto's interest in the Lochaber aluminium smelter and Bengalla mine were sold in 2016. No data for these operations are included in the Share of production table.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	961	947	987	924	946	1,914	1,870
Yarwun refinery - Queensland	100.0%	823	747	821	819	778	1,608	1,597
Brazil
São Luis (Alumar) refinery	10.0%	931	916	957	895	931	1,834	1,826
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	353	355	367	367	365	730	732
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	29	29	31	31	32	54	63
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	45	46	47	45	47	89	91
Boyne Island smelter - Queensland	59.4%	145	147	147	135	124	290	259
Tomago smelter - New South Wales	51.6%	147	149	149	145	147	292	292
Canada
Alma smelter - Quebec	100.0%	116	117	117	114	112	233	226
Alouette (Sept-Îles) smelter - Quebec	40.0%	152	152	153	149	149	304	298
Arvida smelter - Quebec	100.0%	43	43	43	41	43	86	84
Arvida AP60 smelter - Quebec	100.0%	15	15	15	15	15	30	29
Bécancour smelter - Quebec	25.1%	108	114	110	112	106	221	218
Grande-Baie smelter - Quebec	100.0%	56	58	58	57	57	112	114
Kitimat smelter - British Columbia	100.0%	107	109	109	107	109	190	216
Laterrière smelter - Quebec	100.0%	61	62	63	61	61	122	122
France
Dunkerque smelter	100.0%	69	71	71	70	71	138	141
Iceland
ISAL (Reykjavik) smelter	100.0%	52	51	52	52	53	101	104
New Zealand
Tiwai Point smelter	79.4%	84	85	85	84	84	168	168
Oman
Sohar smelter	20.0%	97	95	97	96	95	194	191
United Kingdom
Lochaber smelter (a)	0.0%	12	12	10	-	-	24	-
(a) On 16 December 2016, Rio Tinto completed the sale of its 100% interest in the Lochaber aluminium smelter.
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	2,186	2,521	2,169	2,388	2,780	4,400	5,168
Weipa mine - Queensland	100.0%	7,560	7,642	7,700	6,893	7,805	14,084	14,699
Brazil
Porto Trombetas (MRN) mine	12.0%	3,920	4,441	4,296	2,974	4,071	7,725	7,045
Guinea
Sangaredi mine (a)	23.0%	4,126	3,836	3,856	3,699	3,979	8,331	7,678

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		11,683	12,743	11,996	11,605	12,164	22,836	23,769
Share of third party bauxite shipments ('000 tonnes)		7,101	8,093	7,345	6,927	7,962	13,870	14,890

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

BORATES
Rio Tinto Borates - borates	100.0%
US
Borates ('000 tonnes) (a)		123	132	121	123	133	250	256
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	0.0%
New South Wales
Thermal coal ('000 tonnes)		-	-	-	-	-	1,476	-
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,466	1,522	1,470	1,134	1,002	2,958	2,136
Thermal coal ('000 tonnes)		806	960	910	1,065	1,074	1,897	2,139
Hunter Valley Operations (b)	67.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		651	1,245	859	800	284	1,616	1,084
Thermal coal ('000 tonnes)		3,104	2,361	2,550	2,851	3,539	5,014	6,390
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		745	1,158	1,227	816	916	1,693	1,732
Thermal coal ('000 tonnes)		120	281	271	159	177	293	335
Mount Thorley Operations (b)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		414	187	353	337	389	880	726
Thermal coal ('000 tonnes)		315	758	1,035	562	746	1,057	1,308
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

COAL (continued)
Warkworth mine (b)	55.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		218	135	190	268	202	485	470
Thermal coal ('000 tonnes)		2,188	2,035	1,330	1,520	1,696	3,860	3,216
Total hard coking coal production ('000 tonnes)		2,210	2,680	2,697	1,950	1,918	4,650	3,869
Total semi-soft coking coal production ('000 tonnes)		1,284	1,567	1,402	1,405	875	2,981	2,280
Total thermal coal production ('000 tonnes)		6,533	6,395	6,096	6,156	7,232	13,598	13,388
Total coal production ('000 tonnes)		10,026	10,642	10,196	9,512	10,026	21,229	19,538

Total coal sales ('000 tonnes)		10,357	10,129	10,241	8,792	9,871	21,403	18,664
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,879	2,332	2,395	1,524	1,717	3,977	3,241
Share of semi-soft coal sales ('000 tonnes) (d)		1,075	904	1,043	765	759	2,197	1,525
Share of thermal coal sales ('000 tonnes) (d)		4,260	3,958	3,979	3,946	4,539	8,547	8,486

(a) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.
(b) On 24 January 2017, Rio Tinto announced a binding agreement to sell Coal & Allied, a wholly owned subsidiary of Rio Tinto Coal Australia (RTCA). This includes Coal & Allied's 67.6% interest in the Hunter Valley Operations mine, 80% interest in the Mount Thorley mine and 55.6% interest in the Warkworth mine. In an earlier restructuring of the Coal & Allied group completed on 3 February 2016, Rio Tinto had obtained 100% of Coal & Allied and retained a 67.6% interest in the newly created Hunter Valley Operations joint venture. Prior to restructuring, Rio Tinto's interest in the Hunter Valley Operations, Mt Thorley and Warkworth mines was 80%, 64% and 44.46% respectively.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		22,905	20,787	19,866	8,054	18,777	44,094	26,831
Average copper grade (%)		0.94	0.87	1.02	1.01	1.07	0.97	1.05
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		181.7	153.2	168.6	67.7	167.0	357.5	234.7
Contained gold ('000 ounces)		36	28	38	11	34	67	45
Contained silver ('000 ounces)		1,874	1,229	1,323	543	1,234	3,418	1,777
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		77.4	88.9	76.4	22.8	60.7	166.1	83.5
Refined production from leach plants:
Copper cathode production ('000 tonnes)		85.3	70.5	71.5	27.2	62.8	170.1	90.0
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		14,141	16,608	15,630	7,849	17,018	28,390	24,867
Average mill head grades:
Copper (%)		0.84	1.02	1.08	1.15	0.99	0.77	1.04
Gold (g/t)		0.48	0.69	0.97	1.17	1.03	0.50	1.07
Silver (g/t)		2.88	3.45	3.67	5.26	2.47	2.55	3.35
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		106.5	153.8	153.1	81.0	152.0	192.4	233.0
Gold in concentrates ('000 ounces)		179	310	409	248	461	375	709
Silver in concentrates ('000 ounces)		776	1,170	1,237	667	800	1,388	1,467
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		96.8	153.7	140.6	61.7	162.3	183.7	224.0
Gold in concentrates ('000 ounces)		166	307	374	183	508	373	692
Silver in concentrates ('000 ounces)		562	928	907	404	738	1,073	1,142

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The Q2 2017 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for Q2 2017 until the release of its 2017 second-quarter results on 25 July 2017.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		7,512	9,698	8,827	9,508	10,709	14,898	20,216
Average ore grade:
Copper (%)		0.55	0.41	0.56	0.51	0.47	0.53	0.49
Gold (g/t)		0.18	0.25	0.31	0.32	0.29	0.18	0.30
Silver (g/t)		1.70	2.56	3.33	3.24	2.66	1.78	2.93
Molybdenum (%)		0.023	0.031	0.040	0.025	0.025	0.019	0.025
Copper concentrates produced ('000 tonnes)		152	154	190	189	205	304	394
Average concentrate grade (% Cu)		24.5	23.4	23.8	23.3	21.5	23.4	22.4
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		37.2	36.2	45.1	44.3	44.0	71.4	88.2
Gold ('000 ounces)		28	41	57	54	54	54	108
Silver ('000 ounces)		329	522	751	711	669	671	1,380
Molybdenum concentrates produced ('000 tonnes):		0.3	1.6	3.4	1.7	1.5	0.6	3.2
Molybdenum in concentrates ('000 tonnes)		0.2	0.8	1.8	0.9	0.8	0.3	1.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		167	220	207	136	160	325	296
Copper anodes produced ('000 tonnes) (b)		33.1	56.1	42.7	33.7	32.6	65.0	66.3
Production of refined metal:
Copper ('000 tonnes)		24.6	39.1	67.0	29.8	20.3	50.4	50.1
Gold ('000 ounces) (c)		35.3	29.7	40.6	51.1	43.0	65.1	94.2
Silver ('000 ounces) (c)		587	415	465	402	729	935	1,131
(a) Includes a small amount of copper in precipitates. (b) New metal excluding recycled material. (c) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		9,525	9,146	9,819	10,087	9,637	19,187	19,724
Average mill head grades:
Copper (%)		0.64	0.66	0.61	0.51	0.51	0.67	0.51
Gold (g/t)		0.33	0.21	0.25	0.15	0.16	0.48	0.15
Silver (g/t)		1.92	1.99	1.50	1.30	1.38	1.92	1.34
Copper concentrates produced ('000 tonnes)		207.1	203.2	206.7	176.0	171.0	436.6	347.0
Average concentrate grade (% Cu)		24.9	22.9	22.0	21.6	21.8	25.0	21.7
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		51.7	46.6	45.5	38.1	37.2	109.2	75.3
Gold in concentrates ('000 ounces)		69.6	37.4	49.4	24.8	23.9	213.2	48.6
Silver in concentrates ('000 ounces)		391	361	273	215	236	786	450
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		54.4	45.7	37.6	39.5	37.3	105.7	76.7
Gold in concentrates ('000 ounces)		95	38	39	32	23	270	55
Silver in concentrates ('000 ounces)		395	341	239	205	222	700	427
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,314	1,349	1,283	1,144	1,112	2,465	2,256
AK1 diamonds produced ('000 carats)		3,489	3,493	3,584	3,016	3,216	6,880	6,232
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		535	582	539	531	556	1,092	1,086
Diamonds recovered ('000 carats)		1,579	1,545	1,649	1,894	1,865	3,464	3,758

Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	50,284	52,302	54,848	48,664	48,674	98,753	97,338
Hamersley - Channar	60.0%	2,386	2,941	1,866	2,725	3,172	4,925	5,896
Hope Downs	50.0%	11,847	11,775	11,588	10,435	12,575	23,647	23,010
Robe River - Pannawonica (Mesas J and A)	53.0%	7,964	7,940	8,477	7,188	6,936	16,360	14,124
Robe River - West Angelas	53.0%	8,400	8,196	8,748	8,154	8,444	17,101	16,598
Total production ('000 tonnes)		80,882	83,154	85,526	77,165	79,801	160,784	156,966
Breakdown of total production:
Pilbara Blend Lump		23,180	24,478	24,902	23,618	24,671	46,536	48,288
Pilbara Blend Fines		35,098	35,986	36,988	32,755	34,682	69,830	67,437
Robe Valley Lump		2,717	2,799	3,066	2,741	2,753	5,685	5,494
Robe Valley Fines		5,248	5,141	5,411	4,446	4,183	10,674	8,630
Yandicoogina Fines (HIY)		14,640	14,750	15,159	13,605	13,512	28,059	27,116
Breakdown of total sales:
Pilbara Blend Lump		20,914	20,377	21,943	20,161	21,561	40,063	41,723
Pilbara Blend Fines		38,807	37,200	42,225	36,679	35,871	76,006	72,551
Robe Valley Lump		2,408	2,540	2,835	2,218	2,382	4,807	4,600
Robe Valley Fines		5,523	5,790	5,761	4,476	4,472	10,982	8,948
Yandicoogina Fines (HIY)		14,553	15,008	14,969	13,120	13,371	27,086	26,491
Total sales ('000 tonnes) (b)		82,205	80,916	87,732	76,655	77,658	158,944	154,313

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		2,056	2,272	1,915	1,889	2,212	4,170	4,101
Pellets ('000 tonnes)		2,326	2,710	2,756	2,504	2,356	4,332	4,860
IOC Total production ('000 tonnes)		4,382	4,982	4,671	4,392	4,569	8,502	8,961
Sales:
Concentrates ('000 tonnes)		2,147	2,182	1,955	2,031	1,599	4,207	3,630
Pellets ('000 tonnes)		2,407	2,582	3,004	2,409	2,536	4,396	4,945
IOC Total Sales ('000 tonnes)		4,554	4,764	4,960	4,441	4,135	8,603	8,575
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		85,265	88,136	90,196	81,558	84,370	169,287	165,927
Iron Ore Sales ('000 tonnes)		86,759	85,679	92,692	81,096	81,792	167,547	162,888
Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	H1 2016	H1 2017

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		1,634	1,813	2,028	1,246	2,159	3,737	3,405

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		236	267	300	332	316	481	647

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,078	1,468	1,328	1,316	991	2,385	2,306
Rössing Uranium Ltd (a)	68.6%
Namibia
U3O8 Production ('000 lbs)		1,023	916	1,138	981	1,254	2,024	2,235
(a) ERA and Rössing production data are drummed U3O8.

Rio Tinto percentage interest shown above is at 30 June 2017. The data represent full production and sales on a 100% basis unless otherwise stated.